This SGI EXECUTIVE EMPLOYMENT AGREEMENT ("Agreement") is effective as of the 5th day of August, 1997, (the "Effective Date"), by and between SGI International, a Utah Corporation ("SGI"), and Marvin J. Schwedock, Ph.D., an individual ("Employee").

In consideration of the mutual agreements and the promises herein contained, the parties hereto agree as follows:

1. Employment. SGI hereby employs Employee and Employee hereby accepts employment with SGI on the terms and conditions set forth in this Agreement.

2. Term of Employment. The term of this Agreement shall commence on the Effective Date and terminate on December 31, 1998, notice of termination by Employer is given in writing Ninety (90) days prior to the initial termination or any extended termination date, and provided further, that the Agreement has not already been terminated earlier pursuant to Section 7. If the Agreement is not so terminated at the end of the original term or any succeeding term, and the Agreement has not been terminated pursuant to Section 7, then it shall be automatically extended for an additional one year period. Notwithstanding the above, in the event that SGI is acquired, merged into another corporation, or there is a change of management control at SGI brought about by a change in the composition of the board of directors, then this Agreement shall be extended, with the employee retaining his present position, compensation and employent location, on the date of such change of management control for an additional one
(1) year term, subject to termination and renewal as described above.

3. Duties. Employee shall devote his full productive time to the duties assigned to him. "Full productive time" is hereby defined as that time reasonably necessary to perform his required duties in a timely manner, but not less than forty (40) hours per week, for fifty-two (52) weeks per year, less holidays and sick leave in accordance with the then-prevailing policies of SGI as set forth in the SGI Employee Handbook, which is hereby incorporated herein by this reference. Employee's performance shall be reviewed at least annually by SGI.

4. Vacation. Two weeks for 1997 including scheduled vacation for September 30 - October 6; three weeks for 1998-2001; four weeks in 2002 and beyond. Since pro-rata vacation for 1997 would be 5/12 x 15 days or 6.2 days, and Employee plans to take 10 days (two weeks) vacation, Employee agrees to spend 3.8 days at OCET to provide input on the PDU prior to Employee's official start date at times to be mutually agreed upon.

5. Compensation. As full compensation for Employee's services hereunder, SGI agrees to pay Employee the following:

(a) Employee shall receive a salary in the amount set forth in Exhibit A, attached hereto and incorporated herein, for the first year of this Agreement, payable on the fifteenth and last day of each month. Employee shall also be covered by SGI's group medical insurance, and such other group benefits granted to employees pursuant to the then prevailing policies of SGI.

(b) As further incentive compensation, such bonuses and benefits as SGI's Board of Directors, in its sole discretion, shall determine.

(c) Compensation shall be reviewed by SGI and Employee at least annually.

6. Bonus. Employee will be eligible to participate in SGI's stock bonus plan(s) following six (6) months of service. Bonuses are based on performance and awarded in the form of stock warrants issued at a strike price equal to the closing stock price at the date of issue and exercisable one year from the date of issue. Bonuses are discretionary, awarded on individual performance, and not directly tied to company performance or stock price, although consideration is given to stock price in the timing of bonuses.

7. Involuntary Termination. This Agreement shall be deemed terminated and the employment relationship between SGI and Employee severed upon the occurrence of any of the following:

(a) Employee dies.

(b) Employee fails or refuses to faithfully and diligently perform the usual customary duties of his employment or adhere to the reasonable policies, standards, and regulations of SGI, which from time to time may be established.

(c) Employee is discharged by SGI for cause.

8. Voluntary Termination. Employee may voluntarily terminate at any time by giving Employer two weeks written notice of termination.

9. Rights Upon Termination. In the event this Agreement is terminated, any amount due to Employee shall be prorated as of the date of termination and paid to the Employee, or to his estate, as appropriate.

10. General Relationship. Employee shall be considered an employee of SGI within the meaning of all federal, state, and local laws and regulations including, but not limited to, laws and regulations governing unemployment insurance, workmen's compensation, industrial accident, labor and taxes.

11. Assignment. This Agreement can not be assigned by either party.

12. Severability. In the event that any of the provisions of this Agreement are deemed to be invalid or unenforceable, the same shall be deemed severable from and shall not cause the invalidity of the remainder of this Agreement.

13. Prior Agreements. This Agreement contains the sole and entire agreement between the parties with respect to the entire subject matter hereof, and any and all prior discussions, negotiations, commitments, understandings and agreements relating thereto are hereby superseded and terminated as of the Effective Date. No representations, whether written or oral, express or implied, other than those contained herein, have been made by any party hereto.

14. Notices. All notices, requests, demands and other communications required or permitted by this Agreement shall be in writing and shall be deemed to have been duly delivered upon: (i) personal delivery to the party to whom such notice is to be given; or (ii) five (5) business days after deposit in the United States mail, first class postage prepaid and properly addressed to such party.

15. Miscellaneous.

(a) The failure of either party at any time to require performance by in accordance with the strict terms of this Agreement shall in no way effect the other such party=s rights thereafter to enforce the same, nor shall the waiver of any breach of any provision hereof be held to be a waiver of any succeeding breach of any provision or a waiver of the provision itself.

(b) This Agreement cannot be modified except by a writing signed by the parties.

(c) This Agreement shall be interpreted in accordance with the laws of the State of California.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed at San Diego, California.


SGI International, a Utah Corporation Employee



By: /s/ Joseph A. Savoca                          /s/ Marvin J. Schwedock
----------------------------                      -------------------------
Joseph A. Savoca, Chairman/CEO                    Marvin J. Schwedock, Ph.D.


                                       10